Consolidated Management’s Discussion & Analysis

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 23, 2012, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2011 and should be read in conjunction with the December 31, 2011 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all references are to Canadian dollars unless otherwise indicated. The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities prior to the consideration of how these activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before expenditures on decommissioning liability and changes in non-cash working capital reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2011	2010	% change	2011	2010	% change
Cash provided by operating activities	$79,932	$60,964	31%	$218,181	$222,866	(2)%
Expenditures on decommissioning liability	761	1,811	(58)%	3,335	6,275	(47)%
Changes in non-cash working capital	(21,922)	(16,468)	33%	(4,131)	(31,008)	(87)%
Finance expense (1)	(4,137)	(5,679)	(27)%	(20,354)	(24,832)	(18)%
Funds from operations	$54,634	$40,628	34%	$197,031	$173,301	14%

(1) Finance expense excludes non-cash accretion expense.

Creation of Longview Oil Corp.

On April 14, 2011, Advantage’s wholly-owned subsidiary, Longview Oil Corp. (“Longview”), completed its initial public offering (the “Offering”) at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased certain oil-weighted assets (the “Acquired Assets”) from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash (the “Acquisition”). The Acquired Assets were purchased with an effective date of January 1, 2011 and a closing date of April 14, 2011. As Advantage is the parent company and has a majority ownership interest of Longview, the financial and operating results of Longview are consolidated 100% within Advantage and non-controlling interest has been recognized which represents Longview’s independent shareholders 37% ownership interest in the net assets and income of Longview. Refer to the MD&A section “Supplementary Financial and Operating information for Advantage and Longview” which provides detailed financial and operational information with respect to the separate legal entities.

As the Acquisition closed on April 14, 2011, financial and operating results from the Acquired Assets belong to Advantage for the period prior to April 14, 2011 and are solely attributed to Advantage’s shareholders. For the period from April 14 to December 31, 2011, the financial and operating results from the Acquired Assets belong to Longview and are attributed to Longview’s shareholders based on their ownership interests.

Upon closing of the Acquisition, Advantage entered into a Technical Services Agreement (the “TSA”) with Longview. Under the TSA, Advantage will provide the necessary personnel and technical services to manage Longview's business and Longview will reimburse Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview has an independent board of directors with three initial members. The officers of Longview provide services to Longview under the TSA but remain employees of Advantage.

Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview. As the Acquisition closed on April 14, 2011, financial and operating results from the Acquired Assets belong to Advantage for the period prior to April 14, 2011 and are solely attributed to Advantage’s shareholders. For the period from April 14 to December 31, 2011, the financial and operating results from the Acquired Assets belong to Longview and are attributed to Longview’s shareholders based on their ownership interests.

	Three months ended			Year ended
	December 31, 2011			December 31, 2011
	Advantage	Longview	Consolidated	Advantage	Longview (1)	Consolidated
Production
Natural gas (mcf/d)	127,265	10,215	137,480	123,246	9,514	130,075
Crude oil (bbls/d)	630	4,552	5,182	1,746	4,131	4,711
NGLs (bbls/d)	748	568	1,316	1,118	559	1,519
Total (boe/d)	22,589	6,823	29,411	23,405	6,276	27,909
Natural gas (%)	94%	25%	78%	88%	25%	78%
Crude oil (%)	3%	67%	18%	7%	66%	17%
NGLs (%)	3%	8%	4%	5%	9%	5%

Natural Gas Prices ($/mcf)
Realized natural gas prices
Excluding hedging	$3.16	$3.47	$3.18	$3.55	$3.81	$3.57
Including hedging	$3.78	$3.47	$3.76	$4.19	$3.81	$4.17

Crude Oil and NGLs Prices ($/bbl)
Realized crude oil prices
Excluding hedging	$91.40	$89.05	$89.34	$85.68	$87.81	$87.02
Including hedging	$91.40	$87.37	$87.86	$82.95	$86.81	$85.38
Realized NGLs prices
Excluding hedging	$87.23	$66.05	$78.09	$66.31	$63.77	$65.64
Realized crude oil and NGLs prices
Excluding hedging	$89.14	$86.50	$87.06	$78.12	$84.95	$81.81
Including hedging	$89.14	$85.01	$85.88	$76.45	$84.06	$80.56

Cash netbacks ($/boe)
Petroleum and natural gas sales	$23.24	$70.11	$34.11	$28.26	$69.26	$34.88
Royalties	(2.16)	(14.11)	(4.93)	(3.47)	(14.18)	(5.20)
Realized gain (loss) on derivatives	3.49	(1.12)	2.42	3.15	(0.66)	2.54
Operating expense	(4.90)	(18.36)	(8.03)	(6.96)	(18.06)	(8.75)
Operating	19.67	36.52	23.57	20.98	36.36	23.47
General and administrative expense (2)	(2.12)	(1.15)	(1.89)	(2.28)	(1.67)	(2.18)
Finance expense (3)	(1.44)	(1.84)	(1.53)	(2.00)	(2.01)	(2.00)
Miscellaneous income	0.04	-	0.03	0.07	0.01	0.06
Cash netbacks	$16.15	$33.53	$20.18	$16.77	$32.69	$19.35

(1)	The year ended December 31, 2011 represents Longview's financial and operating results for the period from April 14 to December 31, 2011.
(2)	General and administrative expense excludes non-cash G&A and non-cash share-based compensation expense.
(3)	Finance expense excludes non-cash accretion expense.

Advantage Oil & Gas Ltd. - 2

	Three months ended			Year ended
	December 31, 2011			December 31, 2011
($000, except as otherwise indicated)	Advantage	Longview	Consolidated	Advantage	Longview (1)	Consolidated
Sales including realized hedging
Natural gas sales	$36,986	$3,263	$40,249	$159,774	$9,500	$169,274
Realized hedging gains	7,262	-	7,262	28,657	-	28,657
Natural gas sales including hedging	44,248	3,263	47,511	188,431	9,500	197,931
Crude oil and NGLs sales	11,307	40,744	52,051	81,646	104,368	186,014
Realized hedging losses	-	(704)	(704)	(1,741)	(1,090)	(2,831)
Crude oil and NGLs sales including hedging	11,307	40,040	51,347	79,905	103,278	183,183
Total	$55,555	$43,303	$98,858	$268,336	$112,778	$381,114
per boe	$26.73	$68.99	$36.53	$31.41	$68.60	$37.42

Royalties	$4,481	$8,858	$13,339	$29,661	$23,310	$52,971
per boe	$2.16	$14.11	$4.93	$3.47	$14.18	$5.20
As a percentage of petroleum and natural gas sales	9.3%	20.1%	14.5%	12.3%	20.5%	14.9%

Operating expense	$10,191	$11,526	$21,717	$59,473	$29,693	$89,166
per boe	$4.90	$18.36	$8.03	$6.96	$18.06	$8.75

General and administrative expense (2)	$4,400	$719	$5,119	$19,497	$2,742	$22,239
per boe	$2.12	$1.15	$1.89	$2.28	$1.67	$2.18

Interest on bank indebtedness	$989	$1,153	$2,142	$8,173	$3,310	$11,483
per boe	$0.48	$1.84	$0.79	$0.96	$2.01	$1.13

Interest on convertible debentures	$1,995	$-	$1,995	$8,871	$-	$8,871
per boe	$0.96	$-	$0.74	$1.04	$-	$0.87

Miscellaneous income	$88	$-	$88	$634	$13	$647
per boe	$0.04	$-	$0.03	$0.07	$0.01	$0.06

Funds from operations	$33,587	$21,047	$54,634	$143,295	$53,736	$197,031
per boe	$16.15	$33.53	$20.18	$16.77	$32.69	$19.35
per share (3) (4)	$0.20	$0.45	$0.28	$0.87	$1.61	$1.07

Dividends from Longview (declared by Longview)	$4,417	$(7,012)	$(2,595)	$11,780	$(18,695)	$(6,915)
Expenditures on property, plant and equipment	$75,572	$25,625	$101,197	$199,217	$54,957	$254,174
Expenditures on exploration and evaluation assets	1,604	$20	1,624	2,930	76	3,006
Total capital spending	$77,176	$25,645	$102,821	$202,147	$55,033	$257,180

Debt and working capital
Bank indebtedness				$142,548	$91,355	$233,903
Convertible debentures				$86,250	$-	$86,250
Working capital deficit				$70,564	$20,074	$90,638

(1)	The year ended December 31, 2011 represents Longview's financial and operating results for the period from April 14 to December 31, 2011.
(2)	General and administrative expense excludes non-cash G&A and non-cash share-based compensation expense.
(3)	Based on basic weighted average shares outstanding applicable to each legal entity.
(4)	Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

Advantage Oil & Gas Ltd. - 3

Transition to International Financial Reporting Standards

The consolidated financial statements, MD&A and comparative information have been prepared in accordance with IFRS representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. The transition date to IFRS was January 1, 2010 and comparative figures for 2010 and Advantage’s financial position as at January 1, 2010 have been restated to IFRS from the previous Canadian generally accepted accounting principles (“Previous GAAP”). Reconciliations to IFRS from Previous GAAP financial statements including the impact of the transition on the Corporation's reported financial position and financial performance, and the nature and effect of significant changes in accounting policies from those used in the Corporation’s Previous GAAP consolidated financial statements for the year ended December 31, 2010, are summarized in note 25 to the audited consolidated financial statements.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, statements with respect to terms of the TSA with Longview; effect of commodity prices on the Corporation's Corporation’s financial condition and performance, including cash provided by operating activities, funds from operations, net income and comprehensive income; industry conditions; effect of commodity prices on sales, drilling activity and supply levels; effect of derivative contracts on sales and cash flows; the Corporation's hedging strategy; effect of the Corporation's risk management activities; expected effect on production from the completion of facilities and infrastructure expansion work in Glacier, Alberta; expected production from the Glacier development; projected royalty rates; average royalty rates; terms of the Plans and the grants of restricted shares; terms of the convertible debentures; the Corporation's estimated tax pools; timing of expiry of federal non-capital loss carry forward; future commitments and contractual obligations; effect of changes in reserves estimates or commodity prices on the borrowing base of the Credit Facilities (as defined herein); terms of the Credit Facilities, including Management's expectations regarding extension of the term of the Credit Facilities; the Corporation's plans for managing its capital structure; the Corporation's ability to satisfy all liabilities and commitments as they come due; our future operating and financial results; supply and demand for oil and natural gas; projections of market prices and costs; effect of natural gas, oil prices and exchange rates on the Corporation's financial performance; the Corporation’s exploration and drilling plans; focus of spending and capital budgets; capital expenditure programs; the focus and anticipated timing of capital expenditures; plans for development of the Middle and Lower Montney; projected average production; anticipated timing of incremental production; expected exit rate production for Longview; the Corporation's business strategy and it plans for its assets; Longview's business strategy; the performance characteristics of our properties; and the amount of general and administrative expenses.

In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial

Advantage Oil & Gas Ltd. - 4

damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; the lack of availability of qualified personnel or management; individual well productivity; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties are described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s oil and gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Overview

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Cash provided by operating activities ($000)	$79,932	$60,964	31%	$218,181	$222,866	(2)%
Funds from operations ($000)	$54,634	$40,628	34%	$197,031	$173,301	14%
per share (1)	$0.28	$0.25	12%	$1.07	$1.06	1%
per boe	$20.18	$18.16	11%	$19.35	$19.67	(2)%

(1) Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

Funds from operations for 2011 have been strong, driven by increases in production and continued gains from our hedging program, which demonstrates the clear ongoing improvement in our financial and operating results from our focused development program. Average daily production during the fourth quarter of 2011 increased 21% above the same period of 2010, with a 30% increase in natural gas production and a 6% increase in crude oil production, partially offset by a 24% decrease NGLs production. For the three months ended December 31, 2011, we recognized a net realized derivative gain of $6.6 million and for the year ended December 31, 2011, we recognized a net realized derivative gain of $25.8 million on settled derivative contracts, primarily as a result of lower average actual natural gas prices during the periods as compared to our established average hedge prices. Our successful commodity price risk management program continued to realize significant gains on derivatives during 2011 that has helped to offset the continued weak natural gas prices and positively impact funds from operations. Our net realized derivative gain has decreased during 2011 as compared to 2010 as we had less natural gas production hedged for this year at lower average prices and we have generally

Advantage Oil & Gas Ltd. - 5

realized losses on our crude oil hedges. Funds from operations have also benefited during this year from higher crude oil prices and continued cost reductions, such as operating costs, general and administrative expense, and finance expense. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry. When comparing the current quarter to the third quarter of 2011, our funds from operations increased 9% and funds from operations per boe were 6% higher as realized crude oil and NGL prices increased during this quarter and general costs continued to decrease, including operating costs.

Our financial and operating results during 2011 as compared to 2010 have been partially impacted by dispositions completed during the second quarter of 2010. On May 31 and June 3, 2010, we closed two asset dispositions of non-core natural gas weighted properties for net proceeds of $66.5 million and representing production of approximately 1,700 boe/d. The net proceeds from the various dispositions were utilized to reduce outstanding debt. As a result of the dispositions, total funds from operations was negatively impacted for 2011 as compared to 2010 with all sales and expenses generally impacted.

As a result of asset dispositions completed in 2010 and 2011 and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

Advantage Oil & Gas Ltd. - 6

Petroleum, Natural Gas Sales and Hedging

	Three months ended			Year ended
	December 31			December 31
($000)	2011	2010	% change	2011	2010	% change
Natural gas sales	$40,249	$34,081	18%	$169,274	$146,572	15%
Realized hedging gains	7,262	12,871	(44)%	28,657	55,360	(48)%
Natural gas sales including hedging	47,511	46,952	1%	197,931	201,932	(2)%
Crude oil and NGLs sales	52,051	42,140	24%	186,014	172,796	8%
Realized hedging losses	(704)	(3,080)	(77)%	(2,831)	(10,227)	(72)%
Crude oil and NGLs sales including hedging	51,347	39,060	31%	183,183	162,569	13%
Total (1)	$98,858	$86,012	15%	$381,114	$364,501	5%

(1) Total excludes unrealized derivative gains and losses.

Total sales, excluding hedging, increased 21% and 11% for the three months and year ended December 31, 2011 as compared to 2010, respectively. Sales have been positively impacted from significant increases in our production during these periods due to our successful exploration and development activities. Natural gas sales in particular have benefited from our Montney natural gas resource play at Glacier, Alberta where we have increased production capacity with our Phase III facilities and infrastructure expansion work completed in the first quarter of 2011. Crude oil and NGL production has also increased during the fourth quarter of 2011 due to production additions from Longview’s capital expenditure program that began late in 2011, delayed by poor field conditions from severe wet weather. The increase in sales during 2011 has been partially offset by reduced production attributable to asset dispositions that closed in the second quarter of 2010. We have also experienced an increase in sales during 2011 due to higher realized crude oil and NGLs prices, excluding hedging. However, sales continues to be adversely impacted by the natural gas price environment that has been weak during the last several years attributable to many factors, including continued high US domestic natural gas production that has increased supply and the ongoing weak North American economy that has negatively impacted demand. These factors, in combination with mild weather conditions, have resulted in historic high inventory levels that are currently well-above the five-year average. This current environment has placed considerable downward pressure on natural gas prices.

Given the low natural gas price environment, our commodity price risk management program has delivered realized natural gas hedging gains of $7.3 million and $28.7 million for the three months and year ended December 31, 2011, respectively. As crude oil prices have remained relatively strong, we realized minor crude oil hedging losses of $0.7 million for the three months and $2.8 million for the year ended December 31, 2011. The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales. The realized natural gas hedging gains have been significant and helped us stabilize cash flows and ensure that our capital expenditure program is substantially funded by such cash flows. However, we have no natural gas hedges for 2012.

Production

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Natural gas (mcf/d)	137,480	106,125	30%	130,075	101,562	28%
Crude oil (bbls/d)	5,182	4,886	6%	4,711	5,076	(7)%
NGLs (bbls/d)	1,316	1,734	(24)%	1,519	2,126	(29)%
Total (boe/d)	29,411	24,308	21%	27,909	24,129	16%
Natural gas (%)	78%	73%		78%	70%
Crude oil (%)	18%	20%		17%	21%
NGLs (%)	4%	7%		5%	9%

Average daily production during the fourth quarter of 2011 increased 21% above the same period of 2010, with a 30% increase in natural gas production and a 6% increase in crude oil production, partially offset by a 24% decrease NGLs production. Production for the current quarter was 3% higher than the 28,638 boe/d reported in the third quarter of 2011. For the year ended December 31, 2011, average daily production increased 16% above the prior year, with a 28% increase in natural gas production and decreases in both crude oil and NGLs production.

Advantage Oil & Gas Ltd. - 7

Production for 2010 and 2011 has continued to be primarily impacted by Advantage’s significant production growth at Glacier, Alberta. During the second quarter of 2010 our 100% working interest gas plant (“Glacier gas plant”) was brought on-stream ahead of schedule with production rates exceeding 50 mmcf/d (8,300 boe/d). Due to stronger than expected well performance, we were able to further increase Glacier production exiting 2010 exceeding 60 mmcf/d (10,000 boe/d). Phase III of our Glacier development project was completed during the first quarter of 2011 on-budget and ahead of schedule with production capacity at 100 mmcf/d (16,667 boe/d) resulting in a peak corporate production rate of approximately 30,000 boe/d at March 31, 2011. During the third quarter of 2011, the Glacier gas plant experienced planned facility downtime to complete our acid gas injection system and maintenance work conducted by TransCanada Pipelines (“TCPL”). During the fourth quarter of 2011, we successfully commissioned the acid gas injection system which is now capable of disposing acid gas volumes for plant inlet gas volumes in excess of 140 mmcf/d. In addition, TCPL completed further looping of their sales pipeline lateral in preparation for our plant expansion to 140 mmcf/d. These projects represent significant milestones towards achieving our Glacier Phase IV development and will provide additional flexibility for future production growth. Further plant downtime will be required during the first and second quarters of 2012 to accommodate future equipment installations to finalize the expansion of our Glacier gas plant processing capacity to 140 mmcf/d.

Longview’s daily production averaged 6,823 boe/d for the fourth quarter of 2011, an increase of 12% from 6,071 boe/d realized in the third quarter of 2011 with 75% from crude oil and NGLs. During much of the spring and summer, field conditions were poor with severe wet weather that created challenges for the industry to conduct regular well maintenance and sustain production levels. Fortunately, much of Longview’s production is pipeline connected rather than trucked and they experienced less outages such that the weather impact was minimal. However, routine well maintenance and their current year capital program were delayed while conditions improved. During the third quarter Longview began to expedite maintenance activities, workovers and reactivations and commenced their 2011 Alberta capital expenditure program in July with the Saskatchewan program beginning in September. The well maintenance and workover activity continued into the fourth quarter and generally lead to higher operating costs during these periods. Production additions from their capital expenditure program began at the end of the third quarter and resulted in their fourth quarter production increasing 12%.

Commodity Prices and Marketing

Natural Gas

	Three months ended			Year ended
	December 31			December 31
($/mcf)	2011	2010	% change	2011	2010	% change
Realized natural gas prices
Excluding hedging	$3.18	$3.49	(9)%	$3.57	$3.95	(10)%
Including hedging	$3.76	$4.81	(22)%	$4.17	$5.45	(23)%
AECO daily index	$3.20	$3.63	(12)%	$3.63	$3.99	(9)%

Realized natural gas prices, excluding hedging, for the three months ended December 31, 2011 were 9% lower as compared to the same period of 2010 and decreased 10% for the year ended December 31, 2011 as compared to the prior year. Our realized natural gas prices, excluding hedging, for this quarter were 12% lower than the $3.62/mcf realized during the third quarter of 2011. Although natural gas prices have continued to remain weak, our commodity hedging has resulted in realized natural gas prices, including hedging, that exceeds current market prices and has reduced the volatility of our cash flows. However, realized natural gas prices, including hedging, have decreased more during 2011 as compared to 2010 as we had less natural gas production hedged for this year at lower average prices. We have no natural gas production hedged for 2012.

During 2010 and 2011, natural gas prices have remained low from continued high US domestic natural gas production that has increased supply, particularly from non-conventional natural gas resource plays, and the ongoing weak North American economy that has negatively impacted demand. These factors, in combination with mild weather conditions, have resulted in historic high inventory levels that are currently well-above the five-year average. This current environment has placed considerable downward pressure on natural gas prices with AECO gas presently trading at approximately $1.80/mcf and we anticipate that natural gas prices will remain low in the near term. We continue to believe in the longer-term price support for natural gas due to the increased proportion of resource based natural gas supplies that experience higher initial production declines and reduced conventional natural gas drilling, both of which could eventually lead to a more balanced supply and demand environment. We monitor market developments closely and will be proactive in implementing an appropriate hedging strategy to mitigate the volatility in our cash flow as a result of fluctuations in natural gas prices.

Advantage Oil & Gas Ltd. - 8

Crude Oil and NGLs

	Three months ended			Year ended
	December 31			December 31
($/bbl)	2011	2010	% change	2011	2010	% change
Realized crude oil prices
Excluding hedging	$89.34	$74.76	20%	$87.02	$72.80	20%
Including hedging	$87.86	$67.91	29%	$85.38	$67.28	27%
Realized NGLs prices
Excluding hedging	$78.09	$53.50	46%	$65.64	$48.88	34%
Realized crude oil and NGLs prices
Excluding hedging	$87.06	$69.19	26%	$81.81	$65.74	24%
Including hedging	$85.88	$64.14	34%	$80.56	$61.85	30%
WTI ($US/bbl)	$94.02	$85.18	10%	$95.14	$79.55	20%
$US/$Canadian exchange rate	$0.98	$0.99	(1)%	$1.01	$0.97	4%

Realized crude oil and NGLs prices, excluding hedging, increased 26% for the three months ended and 24% for the year ended December 31, 2011, as compared to the same periods of 2010. Realized crude oil and NGLs prices, excluding hedging, have increased 14% for the fourth quarter of 2011 in comparison to the third quarter of 2011. Crude oil and NGL pricing has continued to experience considerable volatility with West Texas Intermediate (“WTI”) increasing 5% to US$94.02/bbl as compared to US$89.81/bbl experienced in the third quarter of 2011. Advantage’s realized crude oil price may not change to the same extent as WTI due to changes in the $US/$Canadian exchange rate and changes in Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. WTI had been relatively strong during 2010 and near the end of the year began to increase and significantly escalated during early 2011, primarily influenced by middle-east tensions and associated supply concerns, with WTI currently trading at approximately US$107/bbl. However, we have also seen a general strengthening of the $US/$Canadian exchange rate during these periods that has partially offset the improvement in WTI. We believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the OPEC cartel and strong relative demand from developing countries.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices will have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated oil and natural gas production over two years and 50% over the third year.

Currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume		Average Price

Crude oil – WTI
Fixed price (1)	January 2012 to December 2012	1,000	bbls/d	Cdn $97.10/bbl
Collar (1)	January 2012 to December 2012	1,000	bbls/d	Bought put Cdn $90.00/bbl
				Sold call Cdn $102.25/bbl

(1) These financial contracts were entered by Longview.

Advantage Oil & Gas Ltd. - 9

A summary of realized and unrealized hedging gains and losses for the three months and years ended December 31, 2011 and 2010 are as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2011	2010	% change	2011	2010	% change
Realized hedging
Natural gas	$7,262	$12,871	(44)%	$28,657	$55,360	(48)%
Crude oil	(704)	(3,080)	(77)%	(2,831)	(10,227)	(72)%
Total realized hedging gains	6,558	9,791	(33)%	25,826	45,133	(43)%
Unrealized hedging
Natural gas	(6,684)	7,637	(188)%	(25,152)	11,299	(323)%
Crude oil	(3,919)	(21,784)	(82)%	(199)	(5,918)	(97)%
Total unrealized hedging gains (losses)	(10,603)	(14,147)	(25)%	(25,351)	5,381	(571)%
Total gains (losses) on derivatives	$(4,045)	$(4,356)	(7)%	$475	$50,514	(99)%

For the three months ended December 31, 2011, we recognized a net realized derivative gain of $6.6 million (December 31, 2010 - $9.8 million net realized derivative gain) and for the year ended December 31, 2011, we recognized a net realized derivative gain of $25.8 million (December 31, 2010 - $45.1 million net realized derivative gain) on settled derivative contracts, primarily as a result of lower average actual natural gas prices during the periods as compared to our established average hedge prices. Our net realized derivative gain has decreased during 2011 as compared to 2010 as we had less natural gas production hedged for this year at lower average prices and we have generally realized losses on our crude oil hedges. However, our successful commodity price risk management program continued to realize significant gains on derivatives during 2011 that has helped to offset the continued weak natural gas prices and positively impact funds from operations. As at December 31, 2011, the fair value of the derivative contracts outstanding and to be settled was a net liability of approximately $2.7 million, a decrease of $25.3 million from the $22.6 million net asset recognized as at December 31, 2010. For the year ended December 31, 2011, this $25.3 million decrease in the fair value of derivative contracts was recognized in income as an unrealized derivative loss (December 31, 2010 – $5.4 million unrealized derivative gain). The valuation of the derivatives is the estimated fair value to settle the contracts as at December 31, 2011 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle in 2012 corresponding to when the Corporation will recognize sales from production.

Royalties

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Royalties ($000)	$13,339	$9,661	38%	$52,971	$45,954	15%
per boe	$4.93	$4.32	14%	$5.20	$5.22	-%
As a percentage of petroleum and natural gas sales	14.5%	12.7%	1.8%	14.9%	14.4%	0.5%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production and does not generally fluctuate with natural gas prices. Total royalties paid has increased as compared to the prior year periods mainly due to the higher corporate production. Royalties as a percentage of petroleum and natural gas sales have increased as significant increases in crude oil and NGL prices have more than offset decreases in natural gas prices. The royalty rate realized by each of Advantage and Longview on a stand-alone basis for the current quarter was 9.3% and 20.1%, respectively. Advantage’s royalty rates, that are predominately

Advantage Oil & Gas Ltd. - 10

based on natural gas production have decreased due to lower natural gas prices and lower average royalties attributed to production from our significant development at Glacier, Alberta. Longview’s royalty rates are higher due to the stronger relative crude oil and NGL prices.

Our average corporate royalty rates are significantly impacted by the Alberta Provincial Government’s royalty framework for conventional oil, natural gas and oil sands whereby Alberta royalties are affected by depths, well production rates, and commodity prices. Additionally, the Alberta Provincial Government has a number of drilling incentive programs with reduced royalty rates for qualifying wells. All of our Montney horizontal wells at Glacier drilled after May 1, 2010 qualify for the Alberta Provincial Government’s Natural Gas Deep Drilling Program (“NGDDP”) which is estimated to provide a royalty incentive of $2.7 to $3.4 million for a typical horizontal well (a typical Advantage horizontal well at Glacier is 4,200 to 4,500 metres in total length). This royalty incentive results in an estimated 5% royalty rate for all Montney horizontal wells for the life of the well. This significantly lowers the natural gas price threshold required to drill economic wells and substantially improves the value of future reserves and upside potential at Glacier. Therefore, corporate royalty rates will continue to fluctuate based on commodity prices, individual well productivity, and our ongoing capital development plans.

Operating Expense

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Operating expense ($000)	$21,717	$23,811	(9)%	$89,166	$95,609	(7)%
per boe	$8.03	$10.65	(25)%	$8.75	$10.86	(19)%

Total operating expense decreased 9% for the three months and 7% for the year ended December 31, 2011 as compared to the same periods of 2010. Operating expense per boe decreased 25% and 19% for the three months and year ended December 31, 2011 as compared to the prior year.

Operating expense per boe realized by Advantage on a stand-alone basis for the fourth quarter of 2011 was $4.90/boe. The reduction in total operating expense has been primarily due to increased production from Glacier, benefits of our ongoing optimization program, the sale of higher cost assets, and a one-time $1.7 million equalization that was recognized in the fourth quarter of 2011 related to a gas processing facility. Operating expense at Glacier is approximately $0.30/mcf ($1.80/boe) at 100 mmcf/d due to the efficiencies created by increasing the production rate through our 100% owned Glacier gas plant.

Operating expense per boe realized by Longview for the current quarter was $18.36/boe. During much of the spring and summer, field conditions were poor with severe wet weather that created challenges for the industry to conduct regular well maintenance and sustain production levels. Therefore, routine well maintenance and Longview’s current year capital program were delayed while conditions improved. During the third quarter Longview began to expedite maintenance activities, workovers and reactivations and commenced their 2011 Alberta capital expenditure program in July with the Saskatchewan program beginning in September. The well maintenance and workover activity continued into the fourth quarter and generally lead to higher operating costs during these periods. To mitigate risks associated with fluctuating power costs, Longview has also fixed the price on 0.9 MW at $77.88/MWh for the period from January 2012 to December 2012. Longview anticipates operating costs to be $16.00 to $17.00/boe during 2012.

Advantage Oil & Gas Ltd. - 11

General and Administrative Expense

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
General and administrative expense
Cash expense ($000)	$5,119	$6,197	(17)%	$22,239	$25,316	(12)%
per boe	$1.89	$2.77	(32)%	$2.18	$2.87	(24)%
Non-cash expense ($000)	$2,107	$2,039	3%	$12,348	$12,877	(4)%
per boe	$0.78	$0.91	(14)%	$1.21	$1.46	(17)%
Total general and administrative expense ($000)	$7,226	$8,236	(12)%	$34,587	$38,193	(9)%
per boe	$2.67	$3.68	(27)%	$3.39	$4.33	(22)%
Employees at December 31				125	128	(2)%

Cash general and administrative (“G&A”) expense for the year ended December 31, 2011 has decreased as compared to 2010 due to ongoing cost reduction efforts, which along with the increased production has reduced cash G&A per boe.

Non-cash G&A expense is comprised of Advantage’s and Longview’s Restricted Share Performance Incentive Plans (“RSPIP” or the “Plans”) with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder returns. The Plans authorize the Boards of Directors to grant restricted shares of each public company to service providers including directors, officers, employees and consultants of Advantage and Longview. The number of restricted shares granted is based on each Corporations’ share price return for a twelve-month period and compared to the performance of a peer group approved by the Boards of Directors. The share price returns are calculated at the end of each and every quarter and are primarily based on the twelve-month change in the share prices including dividends. If a share price return for a twelve-month period is positive, a restricted share grant will be calculated based on the return. Otherwise, no restricted shares will be granted to service providers for the period. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may grant a discretionary restricted share award. Restricted shares vest one-third immediately on grant date with the remaining two-thirds vesting on each of the subsequent two anniversary dates. On vesting, common shares are issued to the service providers in exchange for their restricted shares outstanding. Compensation cost related to the Plans are recognized as share-based compensation expense within G&A expense over the service periods of the service providers and incorporates the fair value at grant date, the estimated number of restricted shares to vest, and certain management estimates.

For the year ended December 31, 2011, Advantage granted 1,443,956 restricted shares at an average grant price of $7.78 per restricted share and recognized $11.5 million of share-based compensation expense as non-cash G&A expense. During the year ended December 31, 2011 Advantage issued 2,212,031 common shares to service providers in accordance with the vesting provisions of the RSPIP. As at December 31, 2011, 2,117,710 restricted shares remain unvested and will vest to service providers over the next two years with a total of $5.0 million in compensation cost to be recognized over the future service periods.

For the year ended December 31, 2011, Longview granted 150,722 restricted shares at a grant price of $11.45 per restricted share and recognized $0.8 million of share-based compensation expense as non-cash G&A expense. During the year ended December 31, 2011 Longview issued 50,422 common shares to service providers in accordance with the vesting provisions of the RSPIP. As at December 31, 2011, 100,300 restricted shares remain unvested and will vest to service providers over the next two years with a total of $0.7 million in compensation cost to be recognized over the future service periods.

Depreciation Expense

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Depreciation expense ($000)	$41,669	$32,507	28%	$152,927	$124,592	23%
per boe	$15.40	$14.54	6%	$15.01	$14.15	6%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. Depreciation expense has increased for the three months and year ended

Advantage Oil & Gas Ltd. - 12

December 31, 2011 as compared to 2010 due to the increase in production and a higher average rate of depreciation per boe. The rate of depreciation per boe is higher partially due to an increase in property, plant and equipment attributable to changes in our decommissioning liability. Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all well sites, gathering systems and processing facilities. With the continued decrease in risk-free rates, the net present value of the decommissioning liability has increased with a corresponding increase in property, plant and equipment which impacts our depreciation expense.

Impairment of Oil and Gas Properties

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Impairment of oil and gas properties ($000)	$187,684	$17,500	972%	$187,684	$17,500	972%

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include incidents of physical damage, deterioration of commodity prices, changes in the regulatory environment, or a reduction in estimates of proved and probable reserves. For the purpose of impairment testing of property, plant and equipment, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). When management judges that circumstances clearly indicate impairment, CGUs are tested for impairment by comparing the carrying values to their recoverable amounts. These calculations require the use of estimates and assumptions, that are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantities of reserves, discount rates, future development costs and operating costs (refer to the section “Critical Accounting Estimates”). Impairment losses on CGUs are recognized in the Statement of Comprehensive Income as impairment of oil and gas properties and are separately disclosed.

As at December 31, 2011, Advantage determined that the significant reduction in natural gas prices recognized within our year-end independent reserves evaluation was an indicator of impairment. As a result, we completed an impairment assessment and calculated an estimated recoverable amount for our natural gas concentrated CGUs, primarily based upon the net present value after tax of our year-end proved plus probable reserves discounted at 10% and adjusted for a number of other estimates and assumptions. Based upon these calculations, we recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. No impairment losses were recognized for any other CGUs, including our Glacier property. An impairment loss is reversed if there is subsequently an objective change in the estimates used to determine the recoverable amount.

Exploration and Evaluation Expense

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Exploration and evaluation expense ($000)	$1,708	$752	127%	$3,055	$752	306%

All exploratory costs incurred subsequent to acquiring the right to explore for oil and natural gas are capitalized as exploration and evaluation assets pending determination of technical feasibility and commercial viability. Such costs can typically include costs to acquire land rights in areas with no proved or probable reserves assigned, geological and geophysical costs, and exploration wells. If the assets are subsequently determined to be technically feasible and commercially viable, the exploratory costs are tested for impairment and then reclassified from exploration and evaluation assets to development and production assets. If exploratory costs are determined not to be technically feasible and commercially viable, the costs are expensed as exploration and evaluation expense. For the year ended December 31, 2011, we expensed exploration and evaluation costs of $3.1 million related to undeveloped land that expired during the period.

Advantage Oil & Gas Ltd. - 13

Other Income

	Three months ended			Year ended
	December 31			December 31
($000)	2011	2010	% change	2011	2010	% change
Gain (loss) on sale of property, plant and equipment	$153	$(1,541)	(110)%	$1,325	$45,631	(97)%
Miscellaneous income (expense)	88	(36)	(344)%	647	511	27%
	$241	$(1,577)	(115)%	$1,972	$46,142	(96)%

Other income primarily consists of gains related to the disposition of property, plant and equipment. During 2010, Advantage disposed of several non-core properties and recognized a $45.6 million net gain. For 2011, Advantage disposed of several minor non-core properties and recognized a $1.3 million net gain.

Interest on Bank Indebtedness

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Interest on bank indebtedness ($000)	$2,142	$3,376	(37)%	$11,483	$13,346	(14)%
per boe	$0.79	$1.51	(48)%	$1.13	$1.52	(26)%
Average effective interest rate	5.4%	4.9%	0.5%	5.3%	5.0%	0.3%

Bank indebtedness at December 31 ($000)				233,903	290,657	(20)%

Total interest on bank indebtedness has decreased during 2011 as compared to 2010 primarily due to the reduction in the average debt balance attributable to raising cash proceeds from selling a 37% non-controlling interest in Longview. However, our bank indebtedness has increased $81.5 million during the fourth quarter of 2011 in comparison to the prior quarter due to the maturity and settlement of our 7.75% and 8.00% convertible debentures in December 2011 for $62.3 million in cash and escalation of our capital expenditure programs that modestly exceeded funds from operations. Consolidated bank indebtedness outstanding at the end of December 31, 2011 was $233.9 million consisting of $142.5 million and $91.4 million for each of the legal entities Advantage and Longview, respectively. Advantage’s consolidated Credit Facilities of $475 million at December 31, 2011 includes $275 million with Advantage and $200 million with Longview. The Corporation’s interest rates are primarily based on short term bankers acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and Accretion on Convertible Debentures

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Interest on convertible debentures ($000)	$1,995	$2,303	(13)%	$8,871	$11,486	(23)%
per boe	$0.74	$1.03	(28)%	$0.87	$1.30	(33)%
Accretion on convertible debentures ($000)	$824	$824	-%	$3,360	$3,263	3%
per boe	$0.30	$0.37	(19)%	$0.33	$0.37	(11)%
Convertible debentures maturity value at December 31 ($000)				$86,250	$148,544	(42)%

Interest on convertible debentures for 2011 has decreased compared to 2010 due to the maturity and settlement of the 6.50% debentures in June 2010 and the 7.75% and 8.00% convertible debentures in December 2011. Accretion on convertible debentures has remained relatively comparable for the periods.

Advantage Oil & Gas Ltd. - 14

Accretion on Decommissioning Liability

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Accretion on decommissioning liability ($000)	$1,459	$1,270	15%	$5,748	$6,094	(6)%
per boe	$0.54	$0.57	(5)%	$0.56	$0.69	(19)%

Decommissioning liability at December 31 ($000)				$253,796	$172,130	47%

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. With the continued decrease in risk-free rates, the net present value of the decommissioning liability has increased with a corresponding increase in property, plant and equipment. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.5% of the liability. Accretion expense has decreased slightly for 2011 primarily due to a lower annualized rate of accretion.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2011, the Corporation recognized a deferred income tax recovery of $46.8 million compared to a deferred income tax expense of $18.1 million for 2010. The deferred income tax recovery was incurred due to the significant loss before income taxes that was recognized during 2011. As at December 31, 2011, the Corporation had a deferred income tax asset balance of $39.4 million and a deferred income tax liability balance of $29.7 million compared to a net deferred income tax liability balance of $40.2 million at December 31, 2010.

Advantage and Longview have approximately $1.6 billion in tax pools and deductions at December 31, 2011, which can be used to reduce the amount of taxes payable. The estimated tax pools in place are as follows:

	Estimated Tax Pools
	December 31, 2011
	($ millions)
	Advantage	Longview	Consolidated
Canadian Development Expenses	$106	$35	$141
Canadian Exploration Expenses	71	-	71
Canadian Oil and Gas Property Expenses	-	367	367
Non-capital losses	631	73	704
Undepreciated Capital Cost	271	76	347
Other	6	8	14
	$1,085	$559	$1,644

Advantage has a federal non-capital loss carry forward balance of approximately $631 million that will expire between 2024 and 2031. Longview has a federal non-capital loss carry forward balance of approximately $73 million that will expire in 2031 and 2032.

Net Income Attributable to Non-Controlling Interest

At December 31, 2011, Advantage had a 63% ownership interest in Longview with the remaining 37% held by outside interests or non-controlling interests. As Advantage is the parent company and has a majority ownership interest of Longview, Advantage’s consolidated financial statements include 100% of Longview’s accounts. To determine the net income attributable to the Advantage shareholders, it is necessary to deduct that portion of the net income related to Longview that is consolidated within Advantage’s financial results but are attributable to the 37% non-controlling interest. Therefore, for the year ended December 31, 2011, Advantage recognized a $7.4 million reduction to net income related to Longview’s net income attributable to the non-controlling interests.

Advantage Oil & Gas Ltd. - 15

Net Income (Loss) and Comprehensive Income (Loss)

	Three months ended			Year ended
	December 31			December 31
	2011	2010	% change	2011	2010	% change
Net income (loss) and comprehensive income (loss) ($000)	$(145,063)	$(22,888)	534%	$(152,772)	$40,920	(473)%
per share - basic	$(0.87)	$(0.14)	521%	$(0.92)	$0.25	(468)%
- diluted	$(0.87)	$(0.14)	521%	$(0.92)	$0.25	(468)%

The net loss and net loss per common share realized for the year ended December 31, 2011 was a considerable decrease as compared to the net income and net income per common share for 2010. Although Advantage experienced strong operating results that have contributed significantly to our 2011 financial results including production and sales increases, significant realized hedging gains and continued cost reductions, we also experienced an increase in depreciation expense and a significant impairment that resulted in our net loss. Additionally, net income for 2010 was much higher primarily due to significant gains on derivatives and asset dispositions.

Depreciation expense has increased for 2011 as compared to 2010 due to the increase in production and a higher average rate of depreciation per boe. The rate of depreciation per boe is higher partially due to an increase in property, plant and equipment attributable to changes in our decommissioning liability. As at December 31, 2011, Advantage determined that the significant reduction in natural gas prices recognized within our year-end independent reserves evaluation was an indicator of impairment. As a result, we completed an impairment assessment and calculated an estimated recoverable amount for our natural gas concentrated CGUs. Based upon these calculations, we recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. The derivative gains recognized include both realized and unrealized amounts. Our net derivative gain has decreased during 2011 as compared to 2010 as we had less natural gas production hedged for this year at lower average prices and we have generally realized losses on our crude oil hedges. During 2010 Advantage also disposed of several non-core properties and recognized a net $45.6 million gain.

Cash Netbacks

	Three months ended				Year ended
	December 31				December 31
	2011		2010		2011		2010
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$92,300	$34.11	$76,221	$34.08	$355,288	$34.88	$319,368	$36.26
Royalties	(13,339)	(4.93)	(9,661)	(4.32)	(52,971)	(5.20)	(45,954)	(5.22)
Realized gain on derivatives	6,558	2.42	9,791	4.38	25,826	2.54	45,133	5.12
Operating expense	(21,717)	(8.03)	(23,811)	(10.65)	(89,166)	(8.75)	(95,609)	(10.86)
Operating	63,802	23.57	52,540	23.49	238,977	23.47	222,938	25.30
General and administrative (1)	(5,119)	(1.89)	(6,197)	(2.77)	(22,239)	(2.18)	(25,316)	(2.87)
Finance expense (2)	(4,137)	(1.53)	(5,679)	(2.54)	(20,354)	(2.00)	(24,832)	(2.82)
Miscellaneous income	88	0.03	(36)	(0.02)	647	0.06	511	0.06
Funds from operations and cash netbacks	$54,634	$20.18	$40,628	$18.16	$197,031	$19.35	$173,301	$19.67

(1) General and administrative expense excludes non-cash G&A and non-cash share-based compensation expense.

(2) Finance expense excludes non-cash accretion expense.

Funds from operations for 2011 have been strong, driven by increases in production and continued gains from our hedging program, which demonstrates the clear ongoing improvement in our financial and operating results from our focused development program. Average daily production during the fourth quarter of 2011 increased 21% above the same period of 2010, with a 30% increase in natural gas production and a 6% increase in crude oil production, partially offset by a 24% decrease in NGL production. Production increases have been primarily due to completion of the Glacier gas plant Phase III expansion to a production capacity of 100 mmcf/d (16,667 boe/d) at the end of the first quarter of 2011. For the three months and year ended December 31, 2011 we realized gains on derivatives of $6.6 million and $25.8 million, respectively. Our hedging program has helped to offset the continued weak natural gas

Advantage Oil & Gas Ltd. - 16

prices and positively impacts funds from operations. However, hedging gains for 2011 have been lower than 2010 as we have a lower percentage of natural gas production hedged at lower average prices. Funds from operations have also benefited during this year from higher crude oil prices and continued cost reductions, such as operating costs, general and administrative expense, and finance expense. Operating costs per boe have significantly decreased as we continue to realize benefits from the addition of lower cost production due to the completion of our Glacier gas plant and our divestment of higher cost assets. We also recognized a one-time $1.7 million equalization in the fourth quarter of 2011 related to a gas processing facility. Finance expense has been reduced as we utilized proceeds from the asset dispositions and disposing of a non-controlling interest in Longview to repay bank indebtedness and maturing convertible debentures. Although funds from operations has also benefited during this year from higher crude oil prices, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry. When comparing the current quarter to the third quarter of 2011, our funds from operations increased 9% and funds from operations per boe were 6% higher as realized crude oil and NGL prices increased during this quarter and general costs continued to decrease, including operating costs.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2012	2013	2014	2015
Building leases	$7.4	$3.4	$2.5	$1.5	$-
Pipeline/transportation	36.6	12.1	11.9	10.4	2.2
Bank indebtedness (1) - principal	233.9	-	233.9	-	-
- interest	18.3	12.4	5.9	-	-
Convertible debentures (2) - principal	86.2	-	-	-	86.2
- interest	15.1	4.3	4.3	4.3	2.2
Total contractual obligations	$397.5	$32.2	$258.5	$16.2	$90.6

(1)	The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in April and June 2012. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.
(2)	As at December 31, 2011, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

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Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure.

	December 31, 2011
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$142,548	$91,355	$233,903
Working capital deficit (1)	70,564	20,074	90,638
Net debt	213,112	111,429	324,541
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	$299,362	$111,429	$410,791
Shares outstanding	166,304,040	46,750,432
Shares closing market price ($/share)	$4.24	$10.12
Market capitalization (2)	$705,129	$473,114

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the current portion of other liability
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interest in Longview. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The economic situation during the last several years has created significant commodity price volatility. Natural gas prices have remained low for several years from continued high US domestic natural gas production that has increased supply and the ongoing weak North American economy that has negatively impacted demand. These factors, in combination with mild weather conditions, have resulted in historic high inventory levels and AECO gas is presently trading at approximately $1.80/mcf. However, crude oil prices have generally remained relatively strong, primarily influenced by middle-east tensions and associated supply concerns, with WTI currently trading at approximately US$107/bbl. The outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, would be reductions in operating netbacks, funds from operations and capital expenditures. In order to strengthen our financial position and balance our cash flows, in 2010 we completed two non-core asset dispositions and on April 14, 2011 we closed the sale of a 37% non-controlling interest in Longview with the net proceeds utilized to further repay bank indebtedness. These steps have allowed us to repay significant bank indebtedness and maturing convertible debentures and also enabled us to focus capital spending on our Glacier Montney natural gas resource play. However, we continue to be very cognizant of improving our financial flexibility in the current environment.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to substantially balance funds from operations and our capital program expenditure requirements. Historically we have had a successful hedging program that helped to reduce the volatility of funds from operations. However, we have no natural gas hedges for 2012 and are exposed to risks as a result of the current economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Advantage Oil & Gas Ltd. - 18

Shareholders’ Equity and Convertible Debentures

Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.

As at December 31, 2011, Advantage had 166.3 million common shares outstanding. During 2011 Advantage issued 2,212,031 common shares to employees in accordance with the vesting provisions of the RSPIP. As at March 23, 2012, common shares outstanding have increased to 166.6 million.

The Corporation had $86.2 million convertible debentures outstanding at December 31, 2011 that were immediately convertible to 10.0 million common shares based on the applicable conversion price (December 31, 2010 - $148.5 million outstanding and convertible to 13.0 million common shares). During the year ended December 31, 2011, there were no conversions of debentures. The principal amounts of the 7.75% and 8.00% convertible debentures matured in December 2011 and were settled with $62.3 million in cash. We have $86.2 million of 5.00% debentures outstanding that mature in January 2015. Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Bank Indebtedness, Credit Facilities and Other Obligations

At December 31, 2011, Advantage had consolidated bank indebtedness outstanding of $233.9 million consisting of $142.5 million and $91.4 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has decreased $56.8 million since December 31, 2010, primarily due to net proceeds received from the sale of a 37% non-controlling interest in Longview, partially offset by the maturity and settlement of convertible debentures and capital expenditures to complete our Phase III and to commence our Phase IV development programs at Glacier. Advantage’s consolidated credit facilities of $475 million at December 31, 2011 include $275 million with Advantage and $200 million with Longview (the “Credit Facilities”). The credit facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. As a result of the disposition of a non-controlling interest in Longview that closed on April 14, 2011, the Advantage credit facility was reduced to $275 million and Longview’s credit facility was established at $200 million. The next annual reviews are scheduled to occur in April and June 2012. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time.

Advantage had a consolidated working capital deficiency of $90.6 million as at December 31, 2011. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital deficiency is usually higher during the winter months, as would be expected, due to accounts payable and accrued liabilities associated with our active capital expenditure program. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations and undrawn Credit Facilities. It is also important to note that working capital is effectively integrated with Advantage’s revolving operating loan facility, which assists with the timing of cash flows as required.

Non-Controlling Interest

On April 14, 2011, Longview completed its initial public offering at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased the Acquired Assets from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash. The remaining 37% equity ownership of Longview is held by outside interests or non-controlling interests. As Advantage is the parent company and has a majority ownership interest of Longview, Advantage’s consolidated financial statements include 100% of Longview’s accounts. On closing of the Acquisition, non-controlling interest of $106.1 million was recognized which represents Longview’s independent shareholders 37% ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position is continually adjusted for the independent shareholders’ share of Longview’s net income that is consolidated within Advantage’s financial results and reduced for any dividends paid by Longview to the independent shareholders. Therefore, for the year ended December 31, 2011, Advantage recognized a $7.4 million reduction to net income related to Longview’s net income attributable to the non-controlling interests. This $7.4 million increased non-controlling interest on the statement of financial position with a decrease of $6.9 million related to dividends declared by Longview to the non-controlling interest ownership.

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Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2011	2010	2011	2010
Drilling, completions and workovers	$85,061	$55,578	$199,170	$169,769
Well equipping and facilities	15,984	11,896	52,857	48,782
Land and seismic	138	458	1,704	2,729
Other	14	97	443	403
Expenditures on property, plant and equipment	101,197	68,029	254,174	221,683
Expenditures on exploration and evaluation assets	1,624	529	3,006	2,091
Proceeds from property disposition	(114)	(226)	(1,099)	(69,676)
Net capital expenditures (1)	$102,707	$68,332	$256,081	$154,098

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage’s preference is to operate a high percentage of properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on oil and natural gas liquids production and development.

Advantage on a legal entity basis spent a net $202.1 million on property, plant and equipment and exploration and evaluation assets for the year ended December 31, 2011, including $178.6 million at Glacier, $4.0 million at Brazeau, $4.0 million in Saskatchewan, $3.0 million at Nevis, $3.0 million at Westerose and the remaining balance at other areas. Capital spending projects at Brazeau, Saskatchewan, Nevis and Westerose were incurred by Advantage in preparation for the eventual disposition of the properties to Longview that closed on April 14, 2011. However, Advantage continues to focus on development of our Montney natural gas resource play at Glacier where we will continue to employ a phased development approach. Our Phase III expansion began at the end of the second quarter of 2010 and finished in the second quarter of 2011, including the drilling of 28 horizontal wells (100% working interest) and the fabrication of a new processing train to facilitate expansion of our Glacier gas plant to its current capacity of 100 mmcf/d. In July 2011, the Board of Directors of Advantage approved a capital and operating budget for the twelve month period ending June 30, 2012 of $216 million of which $200 million (93%) is allocated to Glacier. The capital budget is focused on a Phase IV development program at Glacier with two key objectives: i) increase throughput capacity at our Glacier gas plant from 100 mmcf/d to 140 mmcf/d by the second quarter of 2012; and ii) further evaluate the Middle and Lower Montney formations. During much of the spring and summer, field conditions were poor with severe wet weather that created challenges for the industry and our Glacier Phase IV capital program was delayed by approximately 1½ months while conditions improved. As at December 31, 2011, Advantage had three drilling rigs contracted and had drilled 18 wells of our Phase IV program with 3 wells drilling at year-end and subsequently rig released. Completion of our Phase IV wells has begun and 8 wells were completed and tested by year-end. In October 2011, we successfully commissioned the acid gas injection system which is now capable of disposing acid gas volumes for plant inlet gas volumes in excess of 140 mmcf/d. In addition, TCPL completed further looping of their sales pipeline lateral in preparation for our expansion to 140 mmcf/d. These projects represent significant milestones towards achieving our Glacier Phase IV development and will provide additional flexibility for future production growth.

Longview’s 2011 capital budget was 100% focused on oil or oil with liquids rich solution gas projects. The majority of their 2011 capital program was completed during the third and fourth quarters of 2011 due to the wet ground conditions that hampered activities in the spring and summer. For the period from April 14 to December 31, 2011, Longview spent a net $55.0 million on property, plant and equipment and exploration and evaluation assets which included $15.1 million at Nevis, $13.5 million at Brazeau, $7.1 million at Westerose, $5.7 million at Steelman, $4.3 million at Sunset, and $4.0 million at Midale with the remaining spending for miscellaneous projects. Longview deployed two drilling rigs in Alberta and an additional rig targeting the Midale formation in southeast Saskatchewan. As of December 31, 2011, they drilled 20.7 net (30 gross) oil wells (100% success rate). During the third and fourth quarters Longview conducted maintenance activities, workovers and reactivations that had been delayed due to poor field conditions. This activity positively impacted production for the fourth quarter of 2011 that average 6,823 boe/d, an increase of 12% as compared to the prior quarter.

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Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2011 and 2010 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2011	2010
Sources of funds
Funds from operations	$197,031	$173,301
Proceeds from change in ownership of Longview	160,757	-
Change in non-cash working capital and other	27,659	17,979
Property dispositions	1,099	69,676
Increase in bank indebtedness	-	40,395
	$386,546	$301,351
Uses of funds
Expenditures on property, plant and equipment	$254,174	$221,683
Convertible debenture maturities	62,294	69,927
Decrease in bank indebtedness	56,754	-
Dividends declared by Longview to non-controlling interest	6,915	-
Expenditures on decommissioning liability	3,335	6,275
Expenditures on exploration and evaluation assets	3,006	2,091
Reduction of capital lease obligations	68	1,375
	$386,546	$301,351

Advantage has historically focused on balancing our funds from operations and expenditures, particularly property, plant and equipment, to maintain a strong financial position and preserve financial flexibility. Funds from operations for 2011 have been strong, driven by increases in production and continued gains from our hedging program, which demonstrates the clear ongoing improvement in our financial and operating results from our focused development program. For the year ended December 31, 2011, average daily production increased 16% above the prior year, with a 28% increase in natural gas production partially offset by decreases in both crude oil and NGLs production. For the year ended December 31, 2011, we recognized a net realized derivative gain of $25.8 million on settled derivative contracts, primarily as a result of lower average actual natural gas prices during the year as compared to our established average hedge prices. Our successful commodity price risk management program continued to realize significant gains on derivatives during 2011 that has helped to offset the continued weak natural gas prices and positively impact funds from operations. Our net realized derivative gain has decreased during 2011 as compared to 2010 as we had less natural gas production hedged for this year at lower average prices and we have generally realized losses on our crude oil hedges. Funds from operations have also benefited during this year from higher crude oil prices and continued cost reductions, such as operating costs, general and administrative expense, and finance expense. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry. During the second quarter of 2011 Advantage disposed of a 37% non-controlling interest in Longview thereby raising net cash proceeds that significantly reduced bank indebtedness. In December 2011 the principal amounts of the 7.75% and 8.00% convertible debentures matured and were settled with $62.3 million in cash.

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Annual Financial Information

The following is a summary of selected financial information of the Corporation for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009 (3)
Total sales (before royalties) ($000)	$355,288	$319,368	$343,005
Net income (loss) ($000)	$(152,772)	$40,920	$(86,426)
per share - basic and diluted	$(0.92)	$0.25	$(0.56)
Total assets ($000)	$1,972,789	$1,965,945	$1,927,241
Long term financial liabilities ($000) (1)	$308,574	$363,675	$384,700
Distributions declared per Trust Unit (2)	$-	$-	$0.08

(1)	Long term financial liabilities exclude decommissioning liability and deferred income tax liability.
(2)	On March 18, 2009 Advantage annouced the discontinuance of distributions.
(3)	Total sales (before royalties) and net loss for 2009 were prepared in accordance with the previous Canadian generally accepted accounting principles.

Total sales (before royalties) decreased from 2009 to 2010 due to lower natural gas prices and corporate production. The decrease in production was primarily attributable to significant non-core asset dispositions completed during both 2009 and 2010, with the net proceeds from such dispositions utilized to reduce outstanding bank indebtedness. Sales (before royalties) have increased during 2011 primarily from significant increases in our production due to our successful exploration and development activities. Natural gas sales in particular have benefited from our Montney natural gas resource play at Glacier, Alberta where we have increased production capacity with our continued facilities and infrastructure expansion work. However, the low natural gas prices that have persisted during these years have contributed to the recognized net losses. During 2010 Advantage disposed of several non-core properties during the year and recognized a $45.6 million net gain which resulted in the reported net income. Our net loss for 2011 was considerable as Advantage determined that the significant reduction in natural gas prices recognized within our year-end independent reserves evaluation was an indicator of impairment. As a result, we completed an impairment assessment and calculated an estimated recoverable amount for our natural gas concentrated CGUs. Based upon these calculations, we recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. Total assets have continually decreased from 2009 through 2011 due to the asset dispositions, depreciation expense and impairment losses that have exceeded capital expenditure activity. From 2009 to 2011 we have also experienced significant decreases in long term financial liabilities due to our concerted efforts to reduce debt, including utilizing net proceeds from significant asset dispositions, an equity financing, and a convertible debenture issuance. We also suspended all distributions in March 2009 and completed our conversion from an income trust to a corporation in July 2009.

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Quarterly Performance

	2011				2010
($000, except as otherwise indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Daily production
Natural gas (mcf/d)	137,480	134,353	136,986	111,145	106,125	104,714	107,821	87,346
Crude oil and NGLs (bbls/d)	6,498	6,246	5,919	6,251	6,620	6,835	7,395	7,975
Total (boe/d)	29,411	28,638	28,750	24,775	24,308	24,287	25,365	22,533
Average prices
Natural gas ($/mcf)
Excluding hedging	$3.18	$3.62	$3.77	$3.72	$3.49	$3.51	$3.81	$5.26
Including hedging	$3.76	$4.16	$4.29	$4.55	$4.81	$4.80	$5.58	$6.87
AECO daily index	$3.20	$3.66	$3.88	$3.78	$3.63	$3.53	$3.89	$4.95
Crude oil and NGLs ($/bbl)
Excluding hedging	$87.06	$76.56	$88.27	$75.41	$69.19	$61.84	$64.66	$67.23
Including hedging	$85.88	$77.33	$86.21	$72.82	$64.14	$59.01	$61.80	$62.42
WTI ($US/bbl)	$94.02	$89.81	$102.55	$94.25	$85.18	$76.21	$77.98	$78.79
Total sales including realized hedging	$98,858	$95,797	$99,971	$86,488	$86,012	$83,335	$96,377	$98,777
Net income (loss)	$(145,063)	$(2,997)	$997	$(5,709)	$(22,889)	$(659)	$31,379	$33,089
per share - basic	$(0.87)	$(0.02)	$0.01	$(0.03)	$(0.14)	$-	$0.19	$0.20
- diluted	$(0.87)	$(0.02)	$0.01	$(0.03)	$(0.14)	$-	$0.19	$0.20
Funds from operations	$54,634	$50,108	$52,041	$40,248	$40,628	$37,698	$45,291	$49,685

The table above highlights the Corporation’s performance for the fourth quarter of 2011 and also for the preceding seven quarters. Production for the first quarter of 2010 was comparable to the fourth quarter of 2009 but increased dramatically during the second quarter of 2010 as our new gas plant was completed and production from Glacier was increased to between 50 and 55 mmcf/d. We completed two asset dispositions during the end of the second quarter of 2010 representing approximately 1,700 boe/d that resulted in slightly lower production. The full impact of these dispositions resulted in a decrease in production for the third quarter of 2010 with our production remaining relatively consistent through to the first quarter of 2011. Production increased significantly in the second quarter of 2011 as the Phase III expansion at Glacier was completed with production capacity at 100 mmcf/d. Our production has remained comparable for the remainder of 2011 with a modest increase in the fourth quarter from production additions attributed to Longview’s capital expenditure program. Our financial results, particularly sales and funds from operations are significantly impacted by commodity prices. During 2010 and 2011, natural gas prices have remained low which has decreased our corresponding sales and funds from operations, although increasing production and strengthening crude oil and NGLs prices have partially mitigated the impact. Advantage has recognized net losses during 2010 and 2011 primary driven by weak natural gas prices. During these periods we have continued to experience a reduction in costs including royalties, operating expenses, general and administrative expense, and finance expense. We recognized net income in the first and second quarters of 2010 due to higher natural gas prices and a $45.6 million net gain recognized on the disposal of several non-core properties. Our net loss during the fourth quarter of 2011 was considerable as we recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of oil and gas properties. The reserve estimates are also used to assess the borrowing bases for the Corporation’s credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing bases of the Corporation.

Advantage Oil & Gas Ltd. - 23

Management’s process of determining the provision for deferred income taxes, the provision for decommissioning liability costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company’s assets and liabilities in a business combination is based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

International Financial Reporting Standards

Canadian publicly accountable enterprises have implemented International Financial Reporting Standards (“IFRS”) for the fiscal years beginning on or after January 1, 2011. The transition date to IFRS was January 1, 2010 and comparative figures for 2010 and Advantage’s financial position as at January 1, 2010 have been restated to IFRS from the previous Canadian generally accepted accounting principles (“Previous GAAP”). Reconciliations to IFRS from Previous GAAP financial statements including the impact of the transition on the Corporation's reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the Corporation’s consolidated financial statements for the year ended December 31, 2010, are summarized in note 25 to the unaudited consolidated financial statements. The following discussion explains the significant differences between IFRS and the Previous GAAP followed by the Corporation.

a)    Property, plant and equipment

Under Previous GAAP, the Corporation, like many Canadian oil and gas reporting issuers, applied the “full cost” concept in accounting for its oil and gas assets. Under full cost, capital expenditures were maintained in a single cost centre for each country, and the cost centre was subject to a single depletion and depreciation calculation and impairment test. Under IFRS, the Corporation makes a much more detailed assessment of its oil and gas assets that impact depreciation and impairment calculations. Included in this assessment is an ongoing appraisal of exploration and evaluation expenditures (“E&E”). Under Canadian GAAP, it was only necessary to track costs associated with unproved properties that would be excluded from depletion and depreciation calculations. Under IFRS, a company may choose to account for E&E under its previous GAAP and capitalize such costs without recording depreciation expense until the expenditures are determined to represent technically feasible and commercially viable projects at which time the costs are moved to development properties or expensed accordingly. Advantage capitalizes E&E costs except for costs incurred before the acquisition of rights to explore, and to begin depreciating when technically feasible and commercially viable. As at transition on January 1, 2010, $6.9 million was reclassified from property, plant and equipment to exploration and evaluation assets.

As well, under Previous GAAP the Corporation did not recognize gains or losses on the disposal of oil and gas properties unless such dispositions would change the depletion rate by 20% or more while IFRS requires such recognition. This results in an increase to the carrying value and a gain on sale of property, plant and equipment.

b)    Depreciation

For Previous GAAP purposes, the full cost method of accounting for oil and gas properties requires a single calculation of depletion and depreciation of the carrying value of PP&E based on proved reserves. However, IFRS requires an allocation of the amount recognized as PP&E to each significant identified component and each component depreciated separately, utilizing an appropriate method of depreciation. This component depreciation of PP&E results in an increased number of calculations of depreciation expense and impacts the amount of depreciation expense recognized. IFRS also permits the option of using either proved or proved and probable reserves in the depreciation calculation. Advantage has utilized proved and probable reserves to calculate depreciation expense as we believe it represents a better approximation of useful life and depletion of reserves.

c)    Impairment of Assets

Under Canadian GAAP, impairment calculations are prepared according to a two-step test generally conducted at a country level. Step one involves a comparison of the PP&E carrying value to the undiscounted net cash flows of proved reserves. If a company should fail step one, step two is completed to measure the amount of impairment whereby the PP&E carrying value is compared to a calculated fair value with any excess carrying value above the fair value recognized as an impairment loss. Impairment losses recognized under Canadian GAAP are not subsequently reversed. Under IFRS, impairment testing is completed at an individual asset group or “Cash Generating Unit” level (“CGU”) when indicators suggest there may be impairment. A CGU is defined as the smallest

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group of assets that produce independent cash flows. Impairment of assets at a CGU level use a one-step approach for testing and measuring asset impairment, with asset carrying values compared to the higher of “Value in Use” and “Fair Value less Costs to Sell”. The IFRS methodology may result in the possibility of more frequent impairments in the carrying value of PP&E. However, under IFRS previous impairment losses must be reversed where circumstances change such that the previously recognized impairment has been reduced.

d)    Decommissioning Liabilities

Both Canadian GAAP and IFRS require a company to provide for a liability related to decommissioning PP&E. Both methodologies are similar and we have determined there to be no significant difference for Advantage, other than a difference related to discount rates. Canadian GAAP requires that the decommissioning liability be discounted at a credit-adjusted risk-free rate while IFRS requires that the decommissioning liability be discounted at an appropriate rate with either the cash flows or rate adjusted for risks. Advantage has selected to use the risk-free rate for discounting purposes as we believe this accurately represents a market-based rate for such a liability and at transition date the decommission liability was increased $101.1 million and charged to deficit.

e)    Convertible debentures liability component

Under Previous GAAP convertible debentures are financial liabilities consisting of a liability with an embedded conversion feature. As such, the debentures were segregated between liabilities and equity and the debenture liabilities are presented at less than their eventual maturity values. The discount of the liability component as compared to maturity value is accreted over the debenture term and expensed accordingly. As debentures are converted to common shares, an appropriate portion of the liability and equity components were transferred to share capital.

Prior to July 9, 2009, Advantage was an Income Trust that operated under the name Advantage Energy Income Fund. As an income trust, convertible debentures were convertible into Trust Units, which contained a redemption feature which effectively made the conversion option a “putable instrument” according to IFRS. As such, convertible debentures were liabilities, with no equity component. Upon conversion to a corporation on July 9, 2009, all convertible debentures became convertible into common shares, and were no longer deemed to contain a “putable instrument”. Under IFRS, retrospective restatement of the convertible debentures in existence at July 9, 2009 and still outstanding at transition resulted in the liability component restated to their full maturity values, less any issue costs and no value assigned to the equity component of the conversion features of these same debentures. Accretion expense as recorded under Previous GAAP was reduced, as only debenture issue costs gave rise to accretion expense.

f)    Deferred Income Taxes

Deferred income tax calculated according to IFRS is substantially similar to Previous GAAP and arises from differences between the accounting and tax bases of our assets and liabilities. To the extent that assets and liabilities have changed from transition to IFRS, the amount of deferred income tax liability has been impacted. Additionally, under Previous GAAP deferred income tax liabilities were required to be disclosed as either current or long-term. Under IFRS, all deferred income tax liabilities are considered to be non-current liabilities.

g)    First Time Adoption of International Financial Reporting Standards

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. The Corporation has taken the following exemptions:

•	Companies using full-cost accounting are allowed to measure their oil and gas assets at the amount determined under the Previous GAAP at the date of transition. This amount is pro-rated to the underlying assets based upon the value of proved and probable reserves at transition date, discounted at 10%.

•	Companies using the full cost book value as deemed cost exemption are allowed to measure the liabilities for decommissioning, restoration and similar liabilities at the date of transition and recognize directly in retained earnings any difference between that amount and the carrying amount determined under Previous GAAP.

•	IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

•	IFRS 2 Share-based Payment has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2010.

•	IAS 17 Leases has been applied as of transition date rather than at the lease’s inception date.

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•	IAS 32 Financial Instruments Presentation will not be applied for compound financial instruments where the liability component is no longer outstanding.

•	IAS 23 Borrowing Costs will not be applied before January 1, 2010.

h)    New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective. The Corporation has yet to assess the full impact of these standards.

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective. The Corporation has yet to assess the full impact of these standards.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 is intended to supersede IAS 39, Financial Instruments: Recognition and Measurement and will be published in three phases, of which the first phase has been published. The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting. For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk. This standard is not applicable until January 1, 2015.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that will replace SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the current risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. This standard is not applicable until January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Venturers. This standard is not applicable until January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures will require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. This standard is not applicable until January 1, 2013.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurement and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is not applicable until January 1, 2013.

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IAS 28 – Investments in Associates and Joint Ventures

IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DCP”), or caused it to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s DCP as at December 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the DCP are effective as of the end of the year, in all material respects.

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have as at the quarter ended December 31, 2011, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s ICFR as at December 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the ICFR are effective as of the end of the year, in all material respects.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to affect, the Corporation’s internal controls over financial reporting. No material changes in the internal controls were identified during the interim period ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DCP and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Corporate Governance

The Corporation’s corporate governance practices can be found in the Management Information Circular.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

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Outlook

Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on crude oil and natural gas liquids production and development.

Advantage

At Glacier, our continued successful drilling results has increased the quality and magnitude of our Montney natural gas resource which is contained in approximately 300 meters in the Upper, Middle and Lower Montney formations. Our high quality asset at Glacier contains significant scope and scale as validated by Sproule’s resource assessment and is underpinned with one of the lowest cost structures in Western Canada which provides Advantage with a significant drilling inventory. Our recent drilling which involved lateral and vertical delineation through the very thick Montney formation across our contiguous land block has added another dimension to Glacier, specifically with the Middle Montney. We estimate that the current drilling inventory at Glacier to be in excess of 900 wells which only includes development of 3 layers in the Montney formation.

Our capital budget for the twelve month period ending June 30, 2012 was set at $216 million of which $200 million is focused on a Phase IV development program at Glacier with two key objectives: i) increase throughput capacity at our Glacier gas plant from 100 mmcf/d to 140 mmcf/d by the second quarter of 2012; and ii) further evaluate the Middle and Lower Montney formations. As a result of the prevailing low natural gas pricing environment, production at Glacier will be maintained between 90 mmcf/d to 100 mmcf/d until we see a sustained increase in natural gas pricing. We will utilize our inventory of 29 gross (28.5 net) Montney wells that have been drilled to maintain targeted production rates at Glacier by producing and/or completing these wells as required. Additionally, we believe that the high industry activity levels that have increased service and supply costs could subside during the latter part of 2012 which would benefit natural gas development economics. We believe that it is prudent to maintain capital spending discipline and financial flexibility in this current natural gas price environment. We also believe that the current price of natural gas is unsustainable for generating sufficient full cycle economic returns in the vast majority of North American natural gas plays and anticipate an improvement in the natural gas price environment. As a result, we are positioning our Glacier gas plant with the capability to ramp up production capacity to 140 mmcf/d by completing modifications as planned in our Phase IV capital program. At this time, we are providing interim guidance for the six months ending June 30, 2012:

Production average	22,800 boe/d to 23,400 boe/d

Royalty rate	8% to 10%

Operating expense	$5.70/boe to $6.00/boe

Capital expenditures	$65 million to $75 million

Additional capital budget and guidance details will be provided pending our evaluation of future delineation plans for our liquids rich Middle Montney formation in order to determine the natural gas and NGL production and reserves potential. This evaluation will include detailed analysis and interpretation of recent geological, engineering and completions data which we obtained from our Middle Montney Phase IV wells. In addition, we have 1 remaining Middle Montney well and 2 Lower Montney wells that are drilled and are awaiting completion which we anticipate undertaking after spring break-up. We expect the results of this information and our evaluation to provide more information in regard to determining a systematic delineation plan for the balance of 2012 and beyond. We will continue with a technically focused and financially disciplined approach to create value from our Glacier property and will revisit our 2012 capital spending plans as required taking into account commodity price and market dynamics.

Longview

With regards to Longview, Advantage has retained a 63% controlling ownership interest with the potential for growth opportunities accompanied by a stable yield. Our investment provides a significant contribution to funds from operations from annual dividends of approximately $17.7 million that will be utilized to partially fund our capital expenditure program. Longview’s operations commenced on April 14, 2011 and from April 14 to December 31, 2011, Longview has demonstrated strong financial and operating results with funds from operations supported by high crude oil prices and demonstrated production growth.

Longview’s 2011 capital program and routine well maintenance activities were initially delayed due to poor field conditions from severe wet weather during much of the spring and summer. Longview was able to commence their Alberta capital expenditure program in July with the Saskatchewan program beginning in September after delays created by wet weather conditions. Notwithstanding the delays, Longview was able to expedite their efforts and complete their capital expenditure program. Longview

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deployed two drilling rigs in Alberta and an additional rig targeting the Midale formation in southeast Saskatchewan. As of December 31, 2011, they spent a net $55.0 million and drilled 20.7 net (30 gross) oil wells (100% success rate). This activity significantly increased production whereby Longview daily production averaged 6,823 boe/d for the fourth quarter, an increase of 16% from that realized during their initial quarter ended June 30, 2012.

Longview’s 2012 budget is approximately $73 million including the drilling of 25.3 net (34 gross) wells. The following table summarizes operational guidance for Longview for the year ending December 31, 2012:

Production average	6,600 boe/d to 6,800 boe/d
% of oil & liquids	77%
Exit rate	6,800 boe/d to 7,000 boe/d
Production growth %	8%
Royalty rate	18% to 20%
Operating expense	$16.00/boe to $17.00/boe
Capital expenditures	$70 million to $75 million

Longview has contracted three rigs, two of which will target Alberta prospects and the additional rig will target the Midale formation in southeast Saskatchewan. The capital expenditure program also includes analysis of cores that were taken from the Duvernay and Nordegg shale formations on a well that was drilled at Sunset in the fourth quarter of 2011. Detailed core analysis is expected by summer of 2012.

Longview has begun executing their 2012 capital program, focusing on operational and cost efficiencies to increase returns and produce stable cash flows with a conservative financial structure. Longview's business strategy is to provide shareholders with attractive long term returns that combine both growth and yield by exploiting their assets in a financially disciplined manner and by acquiring additional long-life oil and gas assets of a similar nature.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the annual information circular – proxy statement, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 23, 2012

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